SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2003
SANOFI-SYNTHELABO
(Exact name of registrant as specified in its charter)

174, avenue de France, 75013 Paris, FRANCE
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Investor Relations                                                     Paris, May 19, 2003

ANNUAL GENERAL MEETING

The Annual General Meeting of Sanofi-Synthélabo shareholders was held on May 19, 2003.

The Annual General Meeting approved the financial statements for the year ended December 31, 2002. Net profit attributable to the Group increased by 28% before exceptional items and goodwill amortization, to 1,758 million euros, and earnings per share increased by 29% to 2.42 euros.

Also approved was the distribution of a net dividend of 0.84 euro per share, a 27% increase over previous year. The dividend will be paid on June 2, 2003.

The Annual General Meeting has appointed an additional independent director Gerard Van Kemmel for a duration of 5 years up to the Annual General Meeting which shall review the financial statements of the fiscal year 2007.

The Board of Directors of Sanofi-Synthelabo in its meeting held after the Annual General Meeting decided to nominate Gerard Van Kemmel to the Audit Committee. The Audit Committee is now constituted of 5 members including 3 independent directors.

During the Annual General Meeting, Jean-François Dehecq, Chairman and Chief Executive Officer declared:

“Sales for the first Quarter of 2003 allow us to confirm the forecasts for growth in sales and earnings per share for 2003, barring major adverse events, Sanofi-Synthélabo should achieve in 2003:

-	a similar level of consolidated sales growth, on a comparable basis, to that achieved in 2002.
-	at an exchange rate of one euro per dollar, an increase in earnings per share close to 20%, before exceptional items and goodwill amortization. The sensitivity of this growth rate being 1% for a 3 cent movement in the dollar exchange rate”

He also emphasized that:

“We draw strength from an R&D portfolio which is extensive compared to our size, and the five medicines whose growth should continue during the years to come: Plavix®, Aprovel®, Ambien®, Arixtra®, Eloxatin®, whilst awaiting the registration of Xatral® o.d. in the United States at the end of 2003. We remain confident that, in the coming years, we will continue to be a company with one of the highest growth rates in our industry both for sales and for earnings, and which will be capable of overcoming the challenges which confront the global pharmaceutical industry.”

This release contains statements that constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements : the ability of Sanofi-Synthélabo to expand its presence profitably in the United States; the success of Sanofi-Synthélabo’s research and development programs; the ability of Sanofi-Synthélabo to protect its intellectual property rights; and the risks associated with reimbursement of health care costs and pricing reforms, particularly in the United States and France.

Investors and security holders may obtain a free copy of documents filed by Sanofi-Synthélabo with the U.S. Securities and Exchange Commission at www.sec.gov or directly from Sanofi-Synthélabo on the web site www. sanofi-synthelabo.com

Investor Relations Department
Philippe Goupit	Director of Investor Relations
Isabelle Laurent	Investor Relations Europe
Arnaud Delépine	Investor Relations Europe
Sanjay Gupta	Investor Relations US

Contacts:
E-mail: investor-relations@sanofi-synthelabo.com
Europe	US
Tel: +33 1 53 77 45 45	Tel: 1 212 551 42 93
Fax: +33 1 53 77 42 96	Fax: 1 212 551 49 10

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 20, 2003

SANOFI-SYNTHELABO By: /s/ Marie-Hélène Laimay Name: Marie-Hélène Laimay Title: Senior Vice President and Chief Financial Officer